UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GOODY’S FAMILY CLOTHING, INC.

(Name of Subject Company)
GOODY’S FAMILY CLOTHING, INC.

(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Classes of Securities)
382588101

(CUSIP Number of Classes of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
COPY TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the SEC on October 21, 2005 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by GFC Enterprises, Inc. (the “Purchaser”), a Tennessee corporation, to purchase for cash all of the issued and outstanding shares of the common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc. at a price of $8.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” with the Offer to Purchase, together with any amendments and supplements thereto, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by the Purchaser and certain of its affiliates with the Securities and Exchange Commission on October 21, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.
     This Amendment No. 2 makes certain changes to Item 8 of the Schedule 14d-9 and should be read in conjunction with the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following:
     On October 26, 2005, the Purchaser and Parent notified the Company of their termination of the Merger Agreement in accordance with its terms and of its entitlement to the Termination Fee and expenses under the Merger Agreement. The Company has been advised that the Purchaser will imminently file an amendment to its Schedule TO, to formalize the termination of the Offer. Pursuant to the terms of the Offer, upon termination of the Offer, all tendered shares are required to be returned by the Purchaser’s depository to tendering shareholders.
     On October 27, 2005, the Company entered into an Acquisition Agrement and Agreement and Plan of Merger with affiliates of GMM Capital LLC and Prentice Capital Management, LP (the “Prentice/GMM Merger Agreement”) providing for the acquisition of the Shares for an all cash price of $9.60 per Share. Under the terms of the Prentice/GMM Merger Agreement, the affiliates of GMM and Prentice are required to commence a tender offer within ten business days for all of the issued and outstanding shares of common stock of the Company for $9.60 per share. The Company is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to such tender offer on or about the date of commencement. Consummation of the tender offer will be subject to certain terms and conditions, including the tender of such number of shares, which together with the shares beneficially owned by GMM, Prentice and their affiliates equal at least 51% of the outstanding common stock, on a fully diluted basis. Subsequent to the successful completion of the tender offer, any remaining Shares will be acquired in a cash merger at a price of $9.60 per share. The Prentice/GMM Merger Agreement contains substantially the same terms as are in the Merger Agreement. Mr. Goodfriend, members of his family and family trusts who beneficially own an aggregate of approximately 42% of the outstanding shares have agreed to tender their shares in the transaction. Mr. Goodfriend and his family and related entities also granted an option to the affiliates of GMM and Prentice to acquire their shares at the merger price of $9.60 per share. The option would be exercisable for a 30-business-day period in the event that the Prentice/GMM Merger Agreement is terminated as a result of a Superior Proposal (as defined in the Prentice/GMM Merger Agreement) and under certain other circumstances if Goody’s terminates the Prentice/GMM Merger Agreement. If such option were exercised, GMM and Prentice would beneficially own an aggregate of approximately 48% of the outstanding Shares, inclusive of Shares already owned by them.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 27, 2005

GOODY’S FAMILY CLOTHING, INC.
By:	/s/ Robert M. Goodfriend
	Name:	Robert M. Goodfriend
	Title:	Chairman of the Board and Chief Executive Officer